Exhibit 99.1

ATTUNITY REPORTS 49% GROWTH FOR THE SECOND QUARTER 2015

Total license revenue grew 53%

Burlington, MA – July 23, 2015 – Attunity, Ltd. (NASDAQ CM: ATTU), a leading provider of information availability software solutions, today reported its financial results for the three month period ended June 30, 2015.

Recent Operational Highlights:

•	Closed approximately $1.0 million in Attunity Visibility (formerly Appfluent Visibility) deals:
o	$0.5 million deal with a Fortune 500 online travel company
o	$0.4 million deal with a large computer technology company
•	Fully integrated the organization of Appfluent
•	Launched Attunity CloudBeam for Microsoft Azure SQL Data Warehouse, strengthening Attunity’s leadership position in the Cloud and Big Data markets
•	Received expansion order from a large cloud services company
•	Expanded Big Data offering for the fast-growing NoSQL market with the launch of Attunity Replicate for MongoDB

Financial Highlights for Q2 2015, compared with the Second Quarter of 2014:

•	Total revenue increased by 47% to $12.2 million
•	Total non-GAAP revenue increased by 49% to $12.5 million*
•	Total license revenue grew 53% to $6.8 million
•	Net loss reduced by 31% to $0.8 million
•	Non-GAAP net income of $1.1 million, compared with a non-GAAP net loss of $0.4 million for the second quarter of 2014*
•	Generated positive cash flow from operations of $1.5 million
•	Secured a $5.0 million credit line

“The expansion of Attunity’s Big Data management platform, our strong offering for the cloud and the ongoing investments in the sales and marketing teams, resulted in another quarter of record revenue,” said Shimon Alon, Chairman and CEO of Attunity. “Looking ahead, we plan to keep investing in strategic partnerships with leading Cloud and Big Data providers to capitalize on the large opportunity within these rapidly growing markets.”

Big Data Management

In the second quarter, Attunity further broadened its Big Data platform, which now provides a comprehensive end-to-end data management solution - from data collection and aggregation, to data movement and automation, to the optimization of different data warehouses. As a result, enterprise customers and strategic partners alike have recognized the value that Attunity and each of its products provides, as well as the synergies they offer in a complete solution.

During the second quarter, Attunity started to monetize Attunity Visibility by securing several large orders, including one from a large computer technology company. We believe that the traction secured to date is a strong testament to the quality and demand for a solution that enables customers to analyze data utilization levels to improve efficiency.

Attunity Replicate continues to drive revenues with key orders. The solution’s strong performance amounts to over 50% of the Company’s license revenue and we expect it to drive revenue growth throughout fiscal year 2015.

Sales and Marketing

Attunity continues to invest in its sales and marketing teams to drive consistent growth, which has yielded substantially increased productivity, enabling the business to close larger deals in higher volumes. Since the end of the 2014 fiscal year, Attunity has continued to grow the number of its quota-carrying sales people. This progress reflects the Company’s long-term strategy to achieve sustainable growth through the addition of sales, business development, lead development and inside sales personnel to garner new customers and expand the footprint within existing accounts.

Sales management produced improved results across all geographical regions and business lines, including the first major deal in Japan.

“In the fast-pace world of Big Data, we are uniquely positioned to take advantage of new opportunities to further grow our business as customers’ needs evolve and expand. This includes leveraging our highly scalable solutions and distribution channels,” concluded Mr. Alon.

Financial Results for Q2 2015

Total revenues for the second quarter of 2015 increased 47% to $12.2 million, compared with $8.3 million for the same period in 2014. This included license revenues for the second quarter of 2015, which increased 53% to $6.8 million, compared with $4.4 million for the same period in 2014. It also includes maintenance and service revenue, which grew 41% to $5.4 million compared with $3.9 million for the same period in 2014.

Total non-GAAP revenue for the second quarter of 2015 was $12.5 million, compared with $8.4 million for the same period in 2014. This includes non-GAAP maintenance and service revenue of $5.8 million, which grew 46% from the same period in 2014.*

The growth in total revenue is primarily due to the sales team’s increased productivity and the procurement of several key deals during the quarter, including revenue from a major cloud services company.

Operating loss for the second quarter of 2015 was $0.7 million, compared with $1.0 million for the same period in 2014. This decrease was primarily due to the increase in revenue.

Non-GAAP operating income was $1.4 million for the second quarter of 2015, compared with an operating loss of $0.2 million for the second quarter of 2014. Non-GAAP operating income for the second quarter of 2015 excludes $2.1 million in expenses and amortization associated with acquisitions and equity-based compensation expenses, compared with $0.8 million of similar expenses, for the same period in 2014.*

Net loss for the second quarter of 2015 was $0.8 million, or $0.05 per diluted share, compared with $1.2 million, or $0.08 per diluted share in the second quarter of 2014.

Non-GAAP net income for the second quarter of 2015 was $1.1 million, compared with a non-GAAP net loss of $0.4 million for the same period in 2014. Non-GAAP net income for the second quarter of 2015 excludes a total of $1.9 million in expenses mostly associated with acquisitions and equity-based compensation expenses, compared with $0.7 million of similar expenses for the same period in 2014.*

Cash and cash equivalents, including restricted cash, remained at the same level as compared to March 31, 2015, and were $11.3 million as of June 30, 2015. Shareholders' equity remained at the same level as compared to March 31, 2015, and was $37.2 million as of June 30, 2015.

* See "Use of Non-GAAP Financial Information" below for more information regarding Attunity's use of Non-GAAP financial measures.

Conference Call and Webcast Information

The Company will host a conference call with the investment community on Thursday, July 23 at 10:00 a.m. Eastern Time featuring remarks by Shimon Alon, Chairman and CEO of Attunity, and Dror Harel-Elkayam, CFO of Attunity. The dial-in numbers for the conference call are +1-888-510-1765 (U.S. Toll Free), +1 80 924 5906 (Israel), or +1-719-325-2484 (International). All dial-in participants must use the following code to access the call: 8583909.

Please call at least five minutes before the scheduled start time.  The conference call will also be available via webcast, which can be accessed through the Events section of Attunity's website, http://www.attunity.com/events, and http://www.kcsa.com.  Please allow extra time prior to the call to visit the site and download any necessary software to listen to the live broadcast.

For interested individuals unable to join the conference call, a replay of the call will be available through August 6, 2015 at +1-877-870-5176 (U.S. Toll Free) or 1-858-384-5517 (international). Participants must use the following code to access the replay of the call: 8583909. The online archive of the webcast will be available on http://www.attunity.com/events or http://www.kcsa.com for 30 days following the call.

About Attunity

Attunity is a leading provider of information availability software solutions that enable access, management, sharing and distribution of data, including Big Data, across heterogeneous enterprise platforms, organizations, and the cloud. Our software solutions include data replication, data flow management, test data management, change data capture (CDC), data connectivity, enterprise file replication (EFR), managed-file-transfer (MFT), data warehouse automation, data usage analytics and cloud data delivery. Using Attunity's software solutions, our customers enjoy significant business benefits by enabling real-time access and availability of data and files where and when needed, across the maze of heterogeneous systems making up today's IT environment.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and HP. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit http://www.attunity.com or our In Tune blog and join our community on Twitter, Facebook, LinkedIn and YouTube.

The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.

Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with U.S. generally accepted accounting principles, or GAAP, Attunity uses Non-GAAP measures of net income,  operating income, operating profit margin and net income per share, which are adjustments from results based on GAAP to exclude expenses and amortization associated with the acquisitions, net of related tax, stock-based compensation expenses in accordance with ASC 718, acquisition-related compensation expense and non-cash financial expenses such as the effect of a revaluation of liabilities presented at fair value and accretion of payment obligations. Attunity’s management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of Attunity's on-going core operations and prospects for the future. Management uses both GAAP and non-GAAP information in evaluating and operating its business internally and as such has determined that it is important to provide this information to investors. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. For further details, see the Reconciliation of Supplemental Non-GAAP Financial Information table later in this press release.

Safe Harbor Statement

This press release contains forward-looking statements, including statements regarding the anticipated features and benefits of Replicate Solutions, within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we say that we are uniquely positioned to take advantage of new opportunities to further grow our business, we use a forward-looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Attunity's current expectations. Factors that could cause or contribute to such differences include, but are not limited to: risks and uncertainties relating to our history of operating losses and ability to achieve profitability;  our reliance on strategic relationships with our distributors, OEM, VAR and "go-to-market" and other business partners, and on our other significant customers;  risks and uncertainties relating to acquisitions, including costs and difficulties related to integration of acquired businesses; our ability to expand our business into the SAP market and the success of our Gold Client offering;  timely availability and customer acceptance of Attunity's new and existing products, including Attunity Maestro and Attunity Visibility; risks and uncertainties relating to fluctuations in our quarterly operating results, which may not necessarily be indicative of future periods; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity's products; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism as well as cyber-attacks; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity's latest Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed with, or furnished to, the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

© 2015 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information, please contact:
Garth Russell / Allison Monat
KCSA Strategic Communications
P: + 1 212-682-6300
grussell@kcsa.com  / amonat@kcsa.com

Dror Harel-Elkayam, CFO
Attunity Ltd.
P: +972 9-899-3000
dror.elkayam@attunity.com

ATTUNITY LTD. AND ITS SUBSIDIARIES

 INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2015

U.S. DOLLARS IN THOUSANDS

Unaudited

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	June 30,	December 31,
	2015	2014
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	10,838	18,959
Restricted cash	430	430
Trade receivables (net of allowance for doubtful accounts of $15 at June 30, 2015 and December 31, 2014)	4,601	5,991
Other accounts receivable and prepaid expenses	1,166	453

Total current assets	17,035	25,833

Severance pay fund	3,542	3,247
Property and equipment, net	1,138	980
Goodwill and intangible assets, net	41,513	22,869
Other assets	143	577

Total long-term assets	46,336	27,673

Total assets	63,371	53,506

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	June 30,	December 31,
	2015	2014
	Unaudited	Audited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables	$720	$322
Payment obligation related to acquisitions	2,442	2,278
Deferred revenues	9,666	7,091
Employees and payroll accruals	3,496	3,023
Accrued expenses and other current liabilities	1,015	1,551

Total current liabilities	17,339	14,265

LONG-TERM LIABILITIES:

Long-term deferred revenue	767	576
Liabilities presented at fair value and other long-term liabilities	1,574	1,004
Payment obligation related to acquisitions	1,736	2,208
Accrued severance pay	4,754	4,296

Total long-term liabilities	8,831	8,084

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.4 par value -
Authorized: 32,500,000 shares at June 30, 2015 and December 31, 2014; Issued and outstanding: 16,225,825 shares at June 30, 2015 and 15,375,716 shares at December 31, 2014	1,857	1,772
Additional paid-in capital	142,172	133,931
Accumulated other comprehensive loss	(1,028)	(871)
Accumulated deficit	(105,800)	(103,675)

Total shareholders' equity	37,201	31,157

Total liabilities and shareholders' equity	$63,371	$53,506

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Six months ended		Three months ended
	June 30,		June 30,
	2015	2014	2015	2014
	Unaudited		Unaudited

Software licenses	$12,360	$7,929	$6,781	$4,442
Maintenance and services	10,248	7,446	5,447	3,850
Total revenue	22,608	15,375	12,228	8,292
Operating expenses:
Cost of revenues	3,243	1,472	2,005	776
Research and development	4,893	4,837	2,697	2,542
Selling and marketing	13,285	8,861	7,103	4,892
General and administrative	2,636	1,888	1,080	1,076
Total operating expenses	24,057	17,058	12,885	9,286

Operating loss	(1,449)	(1,683)	(657)	(994)
Financial (income) expenses, net	235	189	(14)	109
Loss before taxes on income	(1,684)	(1,872)	(643)	(1,103)
Taxes on income	441	42	155	55
Net loss	$(2,125)	$(1,914)	$(798)	$(1,158)

Basic and diluted net loss per share	$(0.13)	$(0.13)	$(0.05)	$(0.08)
Weighted average number of shares used in computing basic and diluted net loss per share	15,900	14,834	16,290	14,970

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2015	2014
	Unaudited
Cash flows activities:
Net loss	$(2,125)	$(1,914)
Adjustments required to reconcile net loss to net cash provided by operating activities:
Depreciation	193	163
Stock based compensation	971	677
Amortization of intangible assets	1,285	591
Accretion of payment obligations	130	341
Change in:
Accrued severance pay, net	163	174
Trade receivables	1,390	127
Other accounts receivable and prepaid expenses	(972)	(50)
Other long term assets	(12)	(12)
Trade payables	355	(102)
Deferred revenues	2,225	1,486
Employees and payroll accruals	421	349
Accrued expenses and other liabilities	(339)	(145)
Change in liabilities presented at fair value and other long-term liabilities	40	(251)
Tax benefits related to exercise of stock options	(60)	-
Change in deferred taxes, net	195	(165)

Net cash provided by operating activities	3,860	1,269

Cash flows from investing activities:
Purchase of property and equipment	(283)	(314)
Acquisition of company, net of cash acquired	(10,400)	-
Net cash used in investing activities	(10,683)	(314)

Cash flows from financing activities:
Proceeds from exercise of stock options, warrants and rights	696	695
Tax benefits related to exercise of stock options	60	-
Payment of contingent consideration	(2,054)	-

Net cash provided by (used in) financing activities	(1,298)	695

Foreign currency translation adjustments on cash and cash equivalents	-	(12)

Increase (decrease) in cash and cash equivalents	(8,121)	1,638
Cash and cash equivalents at the beginning of the period	18,959	16,481

Cash and cash equivalents at the end of the period	10,838	18,119

Supplemental disclosure of cash flow activities:
Cash paid during the period for taxes	$1,028	$382

Non cash activities:
Issuance of shares related to acquisition	6,600	-

ATTUNITY LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION

U.S. dollars in thousands, except share and per share data

	Three months ended June 30, 2015				Three months ended June 30, 2014
	Unaudited				Unaudited
	GAAP	Adj.		NON-GAAP	GAAP	Adj.		NON-GAAP
Software licenses	6,781			6,781	4,442			4,442
Maintenance and services	5,447	310	(a)	5,757	3,850	95	(a)	3,945
Total revenue	12,228			12,538	8,292			8,387

Operating expenses:
Cost of revenues	2,005	684	(b)	1,321	776	215	(b)	561
Research and development	2,697	235	(c),	2,462	2,542	108	(c)	2,434
Selling and marketing	7,103	692	(b), (c)	6,411	4,892	271	(b), (c)	4,621
General and administrative	1,080	153	(c)	927	1,076	104	(c)	972
Total operating expenses	12,885			11,121	9,286			8,588

Operating income (loss)	(657)			1,417	(994)			(201)
Financial expenses (income), net	(14)	157	(d)	(171)	109	45	(d)	64
Income (loss) before taxes on income	(643)			1,588	(1,103)			(265)
Taxes on income	155	(334)	(e)	489	55	(98)	(e)	153
Net income (loss)	(798)			1,099	(1,158)			(418)

Diluted net income (loss) per share	(0.05)			0.06	(0.08)			(0.03)
Weighted average number of shares used in computing diluted net income (loss) per share	16,290			17,029	14,970			14,970

(a) Valuation adjustment on acquired deferred maintenance revenue

(b) Acquisition-related compensation expenses and amortization of intangible assets:

	Three months ended June 30,
	2015	2014
Cost of revenues	684	215
Research and development	114	-
Selling and marketing	441	81
	1,239	296

ATTUNITY LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION

U.S. dollars in thousands, except share and per share data

(c) Stock-based compensation expenses under ASC 718 included in:

	Three months ended, June 30,
	2015	2014
Research and development	121	108
Selling and marketing	251	190
General and administrative	153	104
	525	402

(d) Accretion of payment obligations and revaluation of liabilities presented at fair value:

	Three months ended, June 30,
	2015	2014
Revaluation of liabilities presented at fair value	77	(126)
Accretion of payment obligations	80	171
	157	45

(e) Taxes related to acquisitions

ATTUNITY LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION

U.S. dollars in thousands, except share and per share data

	Six months ended June 30, 2015				Six months ended June 30, 2014
	Unaudited				Unaudited
	GAAP	Adj.		NON-GAAP	GAAP	Adj.		NON-GAAP
Software licenses	12,360			12,360	7,929			7,929
Maintenance and services	10,248	345	(a)	10,593	7,446	190	(a)	7,636
Total revenue	22,608			22,953	15,375			15,565

Operating expenses:
Cost of revenues	3,243	1,127	(b)	2,116	1,472	429	(b)	1,043
Research and development	4,893	335	(c)	4,558	4,837	191	(c)	4,646
Selling and marketing	13,285	946	(b), (c)	12,339	8,861	460	(b), (c)	8,401
General and administrative	2,636	865	(b), (c)	1,771	1,888	188	(c)	1,700
Total operating expenses	24,057			20,784	17,058			15,790

Operating income (loss)	(1,449)			2,169	(1,683)			(225)
Financial expenses, net	235	189	(d)	46	189	88	(d)	101

Income (loss) before taxes on income	(1,684)			2,123	(1,872)			(326)
Taxes on income	441	(383)	(e)	824	42	(178)	(e)	220
Net income (loss)	(2,125)			1,299	(1,914)			(546)

Diluted net income (loss) per share	(0.13)			0.08	(0.13)			(0.04)
Weighted average number of shares used in computing diluted net income (loss) per share	15,900			16,602	14,834			14,834

(a) Valuation adjustment on acquired deferred maintenance revenue

(b) Acquisition-related costs, compensation expenses and amortization of intangible assets:

	Six months ended June 30,
	2015	2014
Cost of revenues	1,127	429
Research and development	114	-
Selling and marketing	500	162
General and administrative	561	-
	2,302	591

ATTUNITY LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION

U.S. dollars in thousands, except share and per share data

(c) Stock-based compensation expenses under ASC 718 included in:

	Six months ended June 30,
	2015	2014
Research and development	221	191
Selling and marketing	446	298
General and administrative	304	188
	971	677

(d) Accretion of payment obligations and revaluation of liabilities presented at fair value:

	Six months ended June 30,
	2015	2014
Revaluation of liabilities presented at fair value	59	(253)
Accretion of payment obligations	130	341
	189	88

(e) Taxes related to acquisitions